WEB DESIGN AND SOCIAL MEDIA ENGAGEMENT AGREEMENT

This is an agreement made on January 21, 2015, by and between Max Sound Corporation, a Delaware Corporation ("Company") and William Collins ("Consultant").

1.	Scope. Company seeks additional web design and help increasing social media engagement for the Company.

2.	Term. The term of Consultant’s engagement by Company hereunder shall commence on the date hereof and shall continue indefinitely until terminated by either party by providing the other party with five (5) days advance written notice of termination.

3.	Fee. The Company shall pay Consultant $4,000 per month. In addition to this compensation and subject to continuing consulting work with the Company, the Consultant shall be entitled to and shall receive up to 1 50,000 shares of restricted Rule 144 stock, payab le in lots of 50,000 per month and shall be issued by the Company's Transfer Agent 90 days after the date of the signing of this agreement.

4.	Confidential Information. During the term of this Agreement, the Consultant will have access to certain confidential information and materials, including but not limited to information, originated by the Company or disclosed to the Company by others under agreements to hold the same confidential (“Confidential Information”). Confidential Information further includes, but is not limited to, all technical, engineering, property and information, financial, business practices, customer lists, customer identities and commercial information heretofore or hereafter disclosed or transmitted by the Company in any form and manner to the Consultant or otherwise received by the Consultant, whether orally or in writing. Consultant acknowledges that Consultant shall not either directly or indirectly use, disclose or communicate to any person or entity any Confidential Information for any purpose at all whether during or after the term of this Agreement, except to the extent any such information becomes generally known to the public through no fault of Consultant. Furthermore, the terms of this provision survive the Term of this Agreement, or any termination thereof.

5.	Independent Contractor. Nothing in this Agreement shall be construed to create any partnership, employment relationship or other joint venture between Company and Consultant. Neither party shall hold itself out contrary to the terms of this Agreement nor neither party shall become liable by reason of any representation, act or omission contrary to the provisions of this Agreement.

6.	Work Product & Company Property. During the term and while performing the services of this Agreement, any and all work product shall be the property of Company. All materials, including without limitation documents, drawings, drafts, notes, designs, computer media, online sites and campaigns, electronic files and lists, including all additions to, deletions from, alterations of, and revisions in the foregoing (together the “Materials”), which are furnished to Consultant by Company or which are developed in the process of performing the Services, or embody or relate to the Services, the Company Information or the Innovations, are the property of Company, and shall be returned by Consultant to Company promptly at Company's request together with any copies thereof, and in any event promptly upon expiration or termination of this Agreement for any reason. Consultant is granted no rights in or to such Materials, the Company Information or the Innovations, except as necessary to fulfill its obligations under this Agreement. Consultant shall not use or disclose the Materials, Company Information or Innovations to any third party.

7.	Entire Agreement. This Agreement, constitutes the entire understanding and agreement of the parties with respect to its subject matter and supersedes all prior and contemporaneous agreements or understandings, inducements or conditions, express or implied, written or oral, between the parties.

8.	Miscellaneous. This letter shall be governed by the substantive laws of the State of California County of San Diego without regard to conflict of law principles. This letter constitutes the entire understanding and agreement between the parties hereto and their affiliates with respect to its subject matter and supersedes all prior or contemporaneous agreements, representations, warranties and understandings of such parties (whether oral or written). No promise, inducement, representation or agreement, other than as expressly set forth herein, has been made to or by the parties hereto. This letter may be amended only by written agreement, signed by the parties to be bound by the amendment. Evidence shall be inadmissible to show agreement by and between such parties to any term or condition contrary to or in addition to the terms and conditions contained in this letter. This letter shall be construed according to its fair meaning and not strictly for or against either party. Facsimile or email copies are fully binding under all applicable laws whether whole or in counterparts.

IN WITNESS WHEREOF, the parties have executed this Agreement on this date: January 21, 2015